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                                                                    Exhibit 99.3

                                 [Company logo]
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)

    ATTENDANCE CONFIRMATION REPLY FORM FOR THE EXTRAORDINARY GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, all shareholders of the Company who intend to attend the Extraordinary General Meeting of the Company to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 4 December 2008 at 9:30 a.m. shall complete this attendance confirmation reply form.

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NAME                                             NUMBER OF SHARES HELD
------------------------------------------------------------------------------------------------
Number of identity                               Telephone number
card/passport
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Address
------------------------------------------------------------------------------------------------





Date: ________________ 2008      Signature of the shareholder: ________________

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 p.m. on 4 November 2008 are entitled to complete this attendance confirmation reply form and attend the Extraordinary General Meeting.
(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.
(3)  Please provide a copy of your identity card (or passport).
(4)  Please provide a copy of the Company's share certificate(s).
(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 14 November 2008.

(6)  (i) If in person or by post, please     (ii) If by facsimile, please
         deliver to:                              deliver to:

         Secretariat of the Board of              Secretariat of the Board of
         Directors of                             Directors of
         Guangshen Railway Company Limited        Guangshen Railway Company
         No. 1052 Heping Road                     Limited
         Shenzhen, Guangdong Province             Facsimile number:
         The People's Republic of China           (86-755)-25591480
         Postal Code: 518010